Exhibit 99.1

Contact:
Rick Stewart

Alan Cooke

Chief Executive Officer	Chief Financial Officer

Amarin Corporation plc

Amarin Corporation plc

Phone +44 (0) 207 907 2442

investor.relations@amarincorp.com

AMARIN CORPORATION REPORTS THIRD QUARTER 2004 FINANCIAL RESULTS

LONDON, United Kingdom, November 11, 2004 – Amarin Corporation plc (NASDAQSC: AMRN) today reported a net loss for the quarter ended September 30, 2004, including discontinued activities, of $1.2 million or $0.06 per American Depositary Share (ADS), compared with a net loss of $5.8 million or $0.32 per ADS in the quarter ended September 30, 2003.

Recent Highlights

•                  Equity financing – on October 7, a private placement of 13,474,945 ordinary shares raising gross proceeds for Amarin of $12.75 million was completed with a group of new and existing investors and management.

•                  Significant investment by Amarin Chairman – on October 6, Amarin’s non-executive chairman, Mr. Thomas Lynch, acquired the entire debt and equity interest held in Amarin by Elan Corporation, plc (“Elan”), including 4,653,819 ADSs and a $5 million 5-year loan note.

•                  Laxdale acquisition – on October 8, Amarin completed the acquisition of Laxdale Limited (“Laxdale”), the company’s research and development partner based in Stirling, Scotland ..  The acquisition provides Amarin with a promising neuroscience pipeline in clinical development for central nervous system disorders. The most advanced candidate, MiraxionTM, for which Amarin had originally licensed U.S. rights in November 2000, is in phase III for Huntington’s disease and in phase II for treatment unresponsive depression.

•                  Miraxion progress – Miraxion, which has been granted fast track status for Huntington’s disease by the FDA, is due to commence phase III trials in the first half of 2005.  Amarin is in the process of finalizing the clinical trial protocol taking into consideration the valuable information obtained from discussions with the United States Food and Drug Administration (“FDA”), the European Medicines Evaluation Agency (“EMEA”) and the additional analysis of the clinical data from the initial pivotal study.  This analysis, in addition to observing a trend to statistical significance in the per protocol patient group, identified a sub-set of Huntington’s disease patients (with a specific gene variant) that responded to Miraxion with statistical significance at 6 months and at 12 months.  This sub-set of patients represents a significant majority of the Huntington’s disease patient population.

•                  Valeant dispute settlement – on September 28, Amarin signed a settlement agreement with Valeant Pharmaceutical International, Inc (“Valeant”) whereby $6 million of the $8 million in contingent milestones due to Amarin from Valeant were waived.  The remaining $2 million due is now no longer contingent and is payable by Valeant to Amarin on November 30, 2004.

•                  Total debt reduced to $2 million and maturity extended to 2009 – on October 7, Mr. Lynch agreed to convert $3 million of the $5 million loan notes into 2,717,391 ordinary shares with an option to convert the remaining $2 million at the offering price of any future equity financing.  Thus, Amarin’s total debt is reduced to $2 million with a maturity in 2009, if not previously converted.

•                  Financial results - operating loss from continuing activities for the third quarter of 2004 of $1.4 million, compared with an operating loss of $1.5 million in the third quarter of 2003.

Commenting on the results and progress made by Amarin in the third quarter, Rick Stewart, Amarin’s Chief Executive Officer said, “the recent achievement of several significant milestones removes uncertainties for our investors and focuses activities on the preparation and commencement of phase III clinical studies in Huntington’s disease. Amarin is in the process of finalizing the protocol and intends to commence patient recruitment in the first half of 2005.”

The results for the third quarter and the nine months ended September 30, 2004 are analyzed between continuing and discontinued activities and are set out in further detail in the three pages of financial tables attached.  Amarin’s reported results for the third quarter and nine months ended September 30, 2004 do not include the results of Laxdale.  The results of Laxdale will be consolidated with Amarin from the closing date of October 8, 2004.

Continuing Activities

The operating loss from continuing activities for the second quarter of 2004 was $1.4 million, compared with an operating loss of $1.5 million in the second quarter of 2003.  For the nine months ended September 30, 2004, the operating loss from continuing activities was $4.6 million, compared with an operating loss of $5.3 million for the same period in 2003.  This operating loss represents head office operating expenses, business and corporate development costs and Miraxion product rights amortization.

Discontinued Activities

For the quarter ended September 30, 2004, the profit before interest from discontinued activities was $0.3 million, compared with a loss before interest of $4.1 million for the same period in 2003.

The results for discontinued activities for the quarter ended September 30, 2004 reflect (i) the final costs incurred by Amarin relating to the completion of safety studies on Zelapar (the rights to which are owned by Valeant), (ii) the settlement of the outstanding dispute with Valeant, (iii) the final $1 million payment to Elan and (iv) the receipt of the final instalment of the proceeds of sale of Amarin’s Swedish drug delivery business to Watson in October 2003.

Following the sale of the majority of Amarin’s U.S. operations to Valeant in the first quarter of 2004, Amarin remained responsible for the cost of undertaking safety studies on Zelapar and was liable for up to $2.5 million of development costs.  That obligation has now been fulfilled and Amarin will not incur any more costs relating to the development of Zelapar.

As previously announced, Amarin settled its outstanding dispute with Valeant in September.  Under the main terms of the settlement agreement Amarin agreed to waive $6 million of the $8 million in contingent milestones due to Amarin from Valeant.  The remaining $2 million is now no longer contingent and is payable by Valeant to Amarin on November 30, 2004.  As a result, the $2 million fixed payment is included as other income in Amarin’s income statement for the third quarter.  Also, Valeant eliminated Amarin’s $414,000 contingent obligation to re-purchase further inventory from wholesalers.

On receipt of the $2 million from Valeant on November 30, Amarin will pay $1 million to Elan as part of the settlement agreement entered into with Elan in February 2004.  This $1 million payment to Elan is included in Amarin’s income statement for the third quarter as an exceptional loss.  After this final $1 million payment to Elan, Amarin will have no other outstanding liabilities or obligations to Elan.

Finally, the receipt of $0.4 million, representing the final instalment of the proceeds of sale of Amarin’s Swedish drug delivery business to Watson in October 2003, is included as an exceptional gain.

For the nine months ended September 30, 2004, Amarin earned a profit before interest of $21.7 million on discontinued activities (compared with a loss of $10.4 million for the same period in 2003) which includes an exceptional loss of $2.4 million on disposal of the majority of its U.S. operations and certain products and an exceptional gain of $24.6 million on the settlement of debt obligations to Elan.  A non-cash deferred tax accounting charge of $7.5 million arose on this exceptional gain which offsets a deferred tax asset of an equivalent amount included in the balance sheet as at December 31, 2003.

The results for discontinued activities for the comparative quarter and the nine month period ended September 30, 2003 reflect the results of Amarin’s US business and the results of Amarin’s Swedish drug delivery business that were sold in February 2004 and October 2003 respectively.

Balance Sheet

At September 30, 2004 Amarin had cash of $2.8 million.  Subsequent to the quarter end, on October 7, 2004, Amarin raised gross proceeds of $12.75 million through the completion of a private placement of 13,474,945 ordinary shares.  This provides Amarin with sufficient cash to fund the group’s operating activities, including the planned phase III trials for Miraxion in Huntington’s disease, through the summer of 2005.

Amarin’s financing strategy will depend on the timing of clinical trial expenditure on its development pipeline and on the level of revenue generated from its licensing and partnering activities.  As previously described, Amarin is seeking to partner the rights to its development pipeline for all indications (including depression) outside neurology and for geographic markets outside the United States.  Amarin plans to directly commercialize its pipeline in the U.S. neurology market.

At September 30, 2004, Amarin had a $5 million 5-year loan note owing to Elan.  On September 29, Amarin’s non-executive chairman, Mr. Thomas Lynch, signed an agreement to acquire Elan’s entire debt and equity interest in Amarin, including the $5 million loan notes.  Mr. Lynch subsequently agreed to convert $3 million of the $5 million loan notes into 2,717,391 ordinary shares with an option to convert the remaining $2 million at the offering price of any future equity financing.  This leaves Amarin with total debt of $2 million with a maturity in 2009, if not previously converted, and a significantly reduced annual cash interest expense of US$0.16 million reduced from US$0.4 million.

With respect to Amarin’s stock market listing, Amarin must maintain sustainable shareholders equity in excess of $2.5 million or the value of the Company’s listed securities must exceed $35 million.  The completion of the settlement agreement with Valeant, the $12.75 million equity financing and the conversion of $3 million of debt to equity, collectively increased Amarin’s shareholder’s equity by approximately $16 million.  This, together with the increase in Amarin’s share price, defers any risk of Amarin’s ADS’s being delisted from the Nasdaq Small Cap market.

Amarin currently has 37,632,123 ordinary shares in issuance.  This includes the private placement of 13,474,945 ordinary shares, the conversion of $3 million of the outstanding loan notes into 2,717,391 ordinary shares and the issuance of 3,500,000 ordinary shares on the acquisition of Laxdale.

Rick Stewart continued, “The integration of Laxdale is proceeding well. As a priority, significant resources are being applied to the upcoming Huntington’s disease clinical trials. Additionally, evaluation of the treatment unresponsive data is ongoing. Our expectation is that a partner for this compound will be signed later in 2005. The Laxdale acquisition was closed a month ago and so far our expectations about the quality of the pipeline and science have been exceeded.”

About Amarin Corporation

Amarin Corporation plc is a neuroscience company focused on the development and commercialisation of novel drugs for the treatment of central nervous system disorders. Miraxion, Amarin’s lead development compound, is in phase III development for Huntington’s disease and in phase II development for treatment unresponsive depression.

For press releases and other corporate information, visit our website at http://www.amarincorp.com.

Statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties which may cause the Company’s actual results in future periods to be materially different from any performance suggested herein.  Such risks and uncertainties include, without limitation, the uncertainty of entering into and consummating a definitive agreement on terms acceptable to the parties, the inherent uncertainty of pharmaceutical research, product development and commercialisation, the impact of competitive products and patents, as well as other risks and uncertainties detailed from time to time in periodic reports.  For more information, please refer to Amarin Corporation’s Annual Report for 2003 on Form 20-F and its Form 6-Ks as filed with the U.S. Securities and Exchange Commission.  The company assumes no obligation to update information on its expectations.